

January 28, 2015

<u>Via E-mail</u>
David Wolfin
Chief Executive Officer
Avino Silver & Gold Mines Ltd.
570 Granville Street, Suite 900
Vancouver, British Columbia V6C 3P1
Canada

      Re: **Avino Silver & Gold Mines Ltd.**
               Form 20-F for the Year Ended December 31, 2013
               Filed April 17, 2014
               Response dated January 12, 2015
               File No. 001-35254

Dear Mr. Wolfin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2013

Item 7. Major Shareholders and Related Party Transactions, page 70

1.   We note your response to prior comment 8; however, your proposed disclosure does not clearly identify the related party in each case. Please provide revised draft disclosure that clearly identifies the companies controlled by your affiliates and the names of your affiliates for each transaction.

Notes to the Consolidated Financial Statements, page 98

Note 3. Significant Accounting Policies, page 102
Exploration and evaluation assets, page 102

2.   We note your response to prior comment 10 indicating that you considered the technical
        feasibility and commercial viability of extracting mineral resources at your San Gonzalo
        Mine to be demonstrable upon achieving a list of factors. Please expand your accounting
        policy disclosures herein and under the Note 2. b) to:
        • Clarify how you apply the IFRS 6 paragraph 17 guidance in determining whether to
          reclassify the exploration and evaluation assets to mineral properties;
        • Disclose the factors you consider in determining whether extracting and processing
          resources at levels intended by management had been achieved; and
        • Explain how you believe the technical feasibility and commercial viability are
          demonstrable upon extracting and processing resources at levels intended by
          management had been achieved.

Plant, equipment and mining properties, page 102

3.   We note your response to prior comment 12 regarding your accounting for the
        development and direct overhead costs prior to the achievement of management's
        intended production levels. Please:
        • Clarify why you believe the capitalization of these costs under IFRS 6 is appropriate
          when the nature of the costs is not within the scope of the guidance;
        • If these costs were capitalized under the IAS 16 guidance, please explain to us in
          detail how you determined the probable future economic benefits associated with
          these capitalized costs considering the technical feasibility and commercial viability
          were not demonstrable.
        • Provide us the amount of development and direct overhead costs you capitalized as
          exploration and evaluation assets at the San Gonzalo Mine prior to October 1, 2012;
          and
        • Provide us the amounts of development and direct overhead costs you capitalized as
          exploration and evaluation assets, as of December 31, 2013 and September 30, 2014,
          at other properties where extracting and processing resources operation has not
          achieved the levels intended by management.

4.   Your response to prior comment 13 does not appear to address our comment; thus, we
        reissue such comment. IAS 1 paragraph 125 requires an entity to disclose information
        about the assumptions it makes about the future and other sources of estimation
        uncertainty at the end of the reporting period. Please tell us and disclose in your asset
        depreciation and depletion accounting policy a) the methods and assumptions you used to
        determine the depreciation period or useful life of the mining properties used in
        calculating the depreciation expense; and b) the depreciation period estimates you used in
        years 2013, 2012 and 2011.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Suying Li at (202) 551-3335 or Angela Lumley at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at (202) 551-3269 or Brigitte Lippmann at (202) 551-3713 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining